March 18, 2021

Mr. Larry Spirgel

Office Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Future Acres, Inc.

Offering Statement on Form 1-A

Filed January 29, 2021

File No. 024-11432

Dear Mr. Spirgel,

We acknowledge receipt of comments in your letter of February 19, 2021 regarding the Offering Statement of Future Acres, Inc. (the “Company”), which we have set out below, together with our responses.

Offering Statement on Form 1-A

Cover Page

1. Please revise the cover page to disclose that SI Securities, LLC will charge investors a non-refundable transaction fee equal to 2% of the amount invested (up to $300) at the time of the subscription. Ensure that the offering price reflects the actual amount that each investor must pay to purchase each share of Series Seed Preferred Stock taking into account the transaction fee. Confirm that the transaction fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount nonaccredited investors may invest under Rule 251(d)(2)(i)(C).

The Company has amended its cover page to reflect the Investor Fee to be charged by SI Securities, LLC for each investment transaction. Further, the Company has amended its Plan of Distribution and subscription agreement to reflect that this amount is counted towards an individual’s investment limit under Rule 251(d)(2)(i)(C).

Summary of the Offering, page 5

2. Please disclose that the company has not yet generated any revenue and that there is substantial doubt about the company’s ability to continue as a going concern.

The Company has added to the subsection titled “Future Acres Company Overview” that it has not yet generated any revenue and there is substantial doubt about the Company’s ability to continue as a going concern.

3. Disclose the Conversion Price used to convert the Series Seed Preferred Stock into common stock. In addition, disclose that, upon the initial closing of the offering, 25% of the outstanding Class F Stock will automatically convert into a shadow series (Series Seed Shadow Stock) of the Series Seed Preferred Stock on a 1:1 basis.

The Company has amended the “Offering Terms” table to reflect that the Series Seed Preferred Stock will converted based on the calculation of the Original Issue Price and Conversion Price that will be established at the time of conversion. Further, the Company has amended its disclosure to reflect the terms of the automatic conversion of the Class F Stock.

Compensation of Directors and Executive Officers, page 28

4. Please include the executive compensation paid for all executive officers who served in executive roles for the year ended 2020. In this regard we note that Ms. Reddy was hired as CEO in September, 2020. See Item 10 of Form 1-A.

The Company has amended its disclosure to reflect the compensation received in 2020 by Suma Reddy.

Security Ownership or Management and Certain Security Holders, page 28

5. Please disclose the voting power of each of the shareholders based on their combined holdings in Class F Stock and common stock.

The Company amended its ownership table to include a column reflecting total voting power of each identified holder.

Interest of Management and Others in Certain Transactions, page 29

6. We note that between August 2019 and February 2020 you issued eleven promissory notes to related parties. To the extent material, please identify the related parties who received the promissory notes.

The Company amended its disclosure to specify the related parties for each promissory note.

Exhibits

7. We note that your Exclusive Forum provision in the Subscription Agreement would not apply to the extent that its application would violate federal law. Please clarify whether the exclusive forum selection provision applies specifically to claims under the Securities Act and/or Exchange Act.

The Company has amended its Form of Subscription Agreement to clarify that it would include claims under the Securities Act or Exchange Act to the extent such exclusive forum provision is enforceable.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Future Acres, Inc. If you have additional questions or comments, please contact me at kevin@wavemaker.vc.

Sincerely,

/s/ Kevin Morris

Kevin Morris

Chief Financial Officer

Future Acres, Inc.

cc: Andrew Stephenson

CrowdCheck Law LLP